300 North LaSalle Street Chicago, Illinois 60654

Carol Anne Huff To Call Writer Directly: (312) 862-2163 carolanne.huff@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

July 18, 2013

Via EDGAR Submission and Overnight Delivery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long
Era Anagnosti
Sherry Haywood
Melinda Hooker
Anne McConnell

Re:	Stock Building Supply Holdings, Inc. Registration Statement on Form S-1 Filed June 14, 2013 File No. 333-189368

Ladies and Gentlemen:

On behalf of Stock Building Supply Holdings, Inc., a Delaware corporation (the “Company”), we are writing to respond to the comments raised in the letter to the Company, dated July 17, 2013, from the staff of the Securities and Exchange Commission (the “Staff”), relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Attached as Exhibit A to this letter are relevant pages of the Registration Statement (the “Changed Pages”) that are marked to show certain changes that would be made to Amendment No. 1 to the Registration Statement based on the responses below. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have referenced in the Company’s responses the appropriate page number of the Changed Pages. For your convenience, paper copies of the Registration Statement will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from Amendment No. 1 to the Registration Statement on Form S-1 filed on July 1, 2013. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

U.S. Securities and Exchange Commission

General

1.	Please be advised that we may have additional comments when you amend your filing and include all changes related to your pricing information. We note the page proofs you provided, did not include all the pages that previously included blanks or all the pages that will be required to be revised.

Response: The Company acknowledges the Staff’s comment.

2.	Please demonstrate to us how you determined the number of common shares that the Class A Junior preferred stock and the Class B Senior preferred stock will be converted into prior to the offering.

Response: The Company advises the Staff that the number of common shares that the Class A Junior preferred stock and the Class B Senior preferred stock will be converted into prior to the offering was calculated in accordance with Article Four, Section 3 of the Amended and Restated Certificate of Incorporation of the Company (the “A&R Charter”), which will be adopted immediately prior to completion of the offering.

Pursuant to the A&R Charter (i) each share of Class A Junior preferred stock shall automatically be reclassified as and converted into a number of shares of common stock equal to the amount determined by dividing $1.00 by the initial public offering price of the common stock and (ii) each share of Class B Senior preferred stock shall automatically be reclassified as and converted into a number of shares of common stock equal to the amount determined by dividing the sum of (a) $1,000 (the current liquidation value) plus (b) an amount equal to any accumulated and unpaid distributions on each share of Class B Senior preferred stock, to but excluding the date of the conversion, by the initial public offering price.

Accordingly, the number of shares of common stock that each share of Class A Junior preferred stock will convert into was calculated by dividing $1.00 (the current liquidation value) by $17.00, the midpoint of the preliminary estimated IPO price range. That resulting fraction was then multiplied by the outstanding number of Class A Junior preferred shares, 5,100, for a result of 300, the total number of common shares the outstanding Class A Junior preferred shares will convert into.

The accumulated and unpaid distributions on each share of Class B Junior preferred stock through July 28, 2013 (the date prior to an assumed closing date of the offering of July 29, 2013) will be approximately $19.19 per share. The number of shares of common stock that each share of Class B Senior preferred stock will convert into was calculated by dividing the sum of (a) $1,000 plus (b) approximately $19.19, by $17.00, the midpoint of the preliminary estimated IPO price range. The resulting amount was then multiplied by the outstanding number of Class B Senior preferred shares, 37,467.36196, for a result of 2,246,260, the total number of common shares the outstanding Class B Senior preferred shares will convert into.

U.S. Securities and Exchange Commission

Valuation of Common Stock, page 75

3.	We have read your updated disclosures regarding the valuation of your common stock; however, we do not believe your proposed disclosures adequately explain the specific factors that resulted in the decrease in the value of your stock from November 2011 to January 2012 or the significant increase in the value of your stock from January 2012 to July 2013. We also do not believe your proposed disclosures adequately explain the fair value methodologies and assumptions you used or the related changes during each period. Please expand your proposed disclosures and also please specifically address the following:

Response: In response to the Staff’s comment, the Company will revise its disclosure on pages 76 to 80 of the Registration Statement, a draft of which is being submitted herewith.

•

Based on the information you provided, we note from January 2012 to July 2013, your estimated enterprise value increased over 450%; however during the same time period the estimated per share value of your common stock increased over 1600%. Although we note you have several series of equity securities, we also note essentially all your equity interests are owned by Gores or its affiliates. Therefore, it is not clear to us how or why the disparity in the percentage increases in your estimated enterprise value and per share common stock value is reasonable or appropriate.

Response: The Company respectfully advises the Staff that the increase in the common stock price is a factor of both the increase in the enterprise value as noted and also the increase in the portion of the enterprise value attributable to the common equity due to the reduction in the amount of indebtedness and the elimination of the preferred stock. The chart below illustrates the enterprise value at each of the three dates as of which the Company valued the common stock and the portion of the enterprise attributable to common stock, debt and preferred stock at each date.

U.S. Securities and Exchange Commission

	8/31/2011 Valuation	1/1/2012 Valuation	Estimated Current Value (mid-point of price range)(1)	Change
Reconciliation of Enterprise Value to Common Equity:
Total Enterprise Value	$111,490	$88,381	$492,900	$404,519
Less: Debt	18,551	35,225	58,100	22,875
Less: Fair Value of Preferred Shares	38,359	35,019	—	(35,019)

Total Common Equity Value	$54,580	$18,137	$434,800	$416,663

Common Equity Value by Class:
Common A – Voting	$49,593	$15,598	$—	$(15,598)
Common B – Non-voting	4,987	2,539	—	(2,539)
New Common Stock	—	—	434,800	434,800

Total Common Equity Value	$54,580	$18,137	$434,800	$416,663

# of Common A Shares	22,725,500	16,044,203
Price per Share	$2.18	$0.97

# of Common B Shares	2,591,512	2,610,991
Price per Share	$1.92	$0.97

# of Common Shares (post-split, pro forma, as adjusted)			25,573,931
Price per share			$17.00

(1)	Our estimated current enterprise value was determined by adding (i) our estimated net debt as of June 30, 2013 and after giving pro forma effect to the estimated net proceeds from the offering and (ii) the number of common shares outstanding after giving effect to the offering multiplied by the mid-point of the price range on the cover of the prospectus.

•

In your January 2012 valuation, we note you relied 100% on the OPM using the backsolve method to derive the value of your common stock. Please explain to us how and why you determined this was appropriate given that the Class C convertible preferred shares you issued were issued to Gores, who, as a result of the transaction that occurred in November 2011, essentially owned all your equity interests both before and after the Class C convertible preferred shares were issued.

Response: In response to the Staff’s comment, the Company will clarify on page 76 of the prospectus (a draft of which is being submitted herewith) that the valuation used was the one derived from the backsolve method but the Company also conducted a discounted cash flow analysis, which yielded substantially the same valuation.

•	We note you believe the increase in your fair value estimates from January 2012 to July 2013 is primarily due to increases in valuation multiples of other publicly

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traded companies within the markets in which you operate. Please identify these companies and demonstrate how their performance and changes in their stock prices support your belief. Please also tell us if and how you considered these companies in prior valuations.

Response: The table below identifies the companies used in the third party valuation considered by the Company, which included a range of building products distributors and manufacturers. The table also sets forth the share prices and the ratio of enterprise value to estimated one-year-forward EBITDA (“EV / 1 Yr Forward EBITDA”) for each. The data demonstrates an increase in share price, on average, of 74.65% and a median increase of 57.65% and an increase in EV / 1 Yr Forward EBITDA, on average, of 31.5% and a median increase of 33.6%. The table also sets forth the comparable companies considered as part of the Company’s July 2013 determination of its price range, which included a range of building materials distributors. This data similarly demonstrates significant increases in both share price and EV/ 1 Yr Forward EBITDA.

	Share Price ($)(1)			EV / 1 Yr Forward EBITDA
	January 1, 2012	June 30, 2013	Change	January 1, 2012	June 30, 2013	Change
Building Materials Companies Used in August 2011 and January 2012 Valuations:
Builders FirstSource, Inc.	2.04	5.98	193.1%	NA	8.8	NA
Watsco Inc.	65.66	83.96	27.9%	9.2	10.4	12.6%
Universal Forest Products Inc.	30.87	39.92	29.3%	NA	8.0	NA
Gilbraltar Industries, Inc.	13.96	14.56	4.3%	4.7	7.9	68.1%
Masco Corporation	10.48	19.49	86.0%	6.9	9.6	39.0%
Trex Co. Inc.	22.91	47.49	107.3%	NA	10.0	NA
Average			74.65%	6.9	9.1	31.5%
Median			57.65%	6.9	9.2	33.6%

Building Materials Distributors Used in Determining Price Range:
Builders FirstSource, Inc.	2.04	5.98	193.1%	NA	8.8	NA
Beacon Roofing Supply, Inc.	20.23	37.88	87.2%	6.8	9.6	42.5%
Pool Corporation.	30.10	52.41	74.1%	9.6	13.2	37.5%
Watsco Inc.	65.66	83.96	27.9%	9.2	10.4	12.6%
Canwell Building Materials Group Ltd.	2.00	2.48	24.0%	4.8	9.9	108.8%
Wolseley plc	22.29	30.33	36.1%	7.2	9.2	28.2%
Universal Forest Products Inc.	30.87	39.92	29.3%	NA	8.0	NA
Average			67.39%	7.5	9.9	31.7%
Median			36.10%	7.2	9.6	33.8%

(1)	With respect to Wolseley plc, stock price is in British pounds.

•	Please provide us copies of the valuations you performed in November 2011, January 2012, and July 2013.

Response: The Company is supplementally providing to the Staff valuations done by Dixon Hughes Goodman LLP, a third party valuation firm, as of August 31, 2011 and January 1, 2012 that were considered by the Company in determining the grant date fair value of its common stock. The Company did not conduct a valuation in July

U.S. Securities and Exchange Commission

2013. The Company advises the Staff that the estimated price range of this offering was not derived using a formal determination of fair value. Instead, the estimated price range has been calculated based upon discussions between the Company and the underwriters in the offering. The Company will add disclosure on pages 78 and 79 of the prospectus (a draft of which is being submitted herewith) regarding the determination of the price range

*  *  *

U.S. Securities and Exchange Commission

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

The Company respectfully requests that the Staff review the exhibit hereto in advance of the Company filing Amendment No. 2 to the Registration Statement. The Company appreciates the Staff’s willingness to accommodate the Company’s desire not to publicly disclose certain price-related information until closer to the anticipated date of the launch of the Company’s road show. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2163.

Sincerely,

/s/ Carol Anne Huff

Carol Anne Huff

cc:	Jeffrey G. Rea
Bryan J. Yeazel
Stock Building Supply Holdings, Inc.

Michael Kaplan
Davis Polk & Wardwell LLP